Filed Pursuant to Rule 433

Registration No. 333-223463

Pricing Term Sheet República Oriental del Uruguay 4.975% USD Bonds due 2055 (the “Reopening 2055 Bonds”) Final Terms and Conditions As of September 24, 2019
Issuer	República Oriental del Uruguay.

Title	4.975% USD Bonds due 2055.

Principal Amount	U.S.$837,584,169.00 (to constitute a further issuance of, be consolidated, form a single series, and be fully fungible on the settlement date with the Republic’s outstanding 4.975% USD Bonds due 2055 originally issued on April 20, 2018 in the aggregate principal amount of U.S.$1,750,000,000).

Maturity Date	April 20, 2055.

Pricing Date	September 24, 2019.

Settlement Date	October 2, 2019 (T+6).

Public Offering Price	116.065% of the principal amount (plus accrued interest from (and including) April 20, 2019 to (but excluding) October 2, 2019, the date the Republic expects to deliver the Reopening 2055 Bonds, and any additional interest from October 2, 2019, if settlement occurs after that date. Purchasers of the Reopening 2055 Bonds will be entitled to receive the full amount of the next semi-annual regular interest payment on October 20, 2019.

Spread to Benchmark Treasury	+200 bps.

Benchmark Treasury	2.875% due May 15, 2049.

Benchmark Treasury Price and Yield	117-00+ and 2.101%.

Re-offer Yield	4.101%.

Coupon	4.975% per year, payable semi-annually in arrears. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	April 20 and October 20 of each year, commencing on October 20, 2019.

Payments of Principal	Principal will be repaid in three nominally equal installments on April 20, 2053, April 20, 2054 and at maturity.

Denominations	$1.00 x $1.00.

Distribution	SEC Registered.

CUSIP / ISIN	760942BD3 / US760942BD38.

Governing Law	State of New York.

Listing	Application will be made to admit the Reopening 2055 Bonds to the Luxembourg Stock Exchange and to have the Reopening 2055 Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Goldman Sachs & Co. LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312519252947/d803399d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312519252828/0001193125-19-252828-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312519230753/0001193125-19-230753-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526, Santander Investment Securities Inc. collect at +212-940-1442 or toll-free at +1 (855) 404-3636 or Scotia Capital (USA) Inc. collect at +1-212-225-5559 or toll-free (U.S. only) at +1-800-372-3930.

Delivery of the Reopening 2055 Bonds is expected on or about October 2, 2019, which will be the sixth business day following the date of pricing of the Reopening 2055 Bonds. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Reopening 2055 Bonds prior to the Settlement Date may be required, by virtue of the fact that the Reopening 2055 Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Reopening 2055 Bonds who wish to trade Reopening 2055 Bonds prior to the Settlement Date should consult their own advisor.

This term sheet has been prepared on the basis that any offer of Reopening 2055 Bonds in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Reopening 2055 Bonds. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The Reopening 2055 Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Reopening 2055 Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Reopening 2055 Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Reopening 2055 Bonds under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Reopening 2055 Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Reopening 2055 Bonds is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.